FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                       For period ending August 4, 2003

                              GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                             Form 20-F x Form 40-F
                                       --


        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: August 4, 2003                                            By: LORRAINE DAY
                                                             ------------------
                                                                    Lorraine Day
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc

1 August 2003

GlaxoSmithKline PLC

                             GSK Share Re-Purchases

GlaxoSmithKline plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on 19 May 2003, it purchased for cancellation 240,000 of its ordinary shares on 1 August 2003 at a price of 1183.45p per share.

                              Director's Interests

I give below details of changes in director's interests in the Ordinary Shares of GlaxoSmithKline plc.

                The Administrators of the GlaxoSmithKline US Retirement Savings Plan ("the Plan") notified GlaxoSmithKline plc on 1 August 2003, that as a result of movement in the fund on the 31 July 2003, the number of Ordinary Share ADRs held by the fund had increased from 18,892,634 to 18,991,879 at an average price of $38.31.


The Plan is a discretionary fund of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Dr J P Garnier is therefore potentially interested in the shares held in the fund from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.


S M Bicknell
Company Secretary

4 August 2003

                              Director's Interests


I give below details of changes in interests in the Ordinary Shares of GlaxoSmithKline plc in respect of the under-mentioned director:

Dr J P Garnier      The Administrators of the GlaxoSmithKline US Retirement
                    Savings Plan notified GlaxoSmithKline plc on 1 August 2003 that Dr Garnier had increased his interest by 38 Ordinary
                    Share ADRs at a price of $38.31 per share on 31 July 2003.
                    Dr Garnier was also notified of this change on 31 July 2003.


S M Bicknell
Company Secretary
4 August 2003

                              Directors' Interests

I give below details of changes in directors' interests in the Ordinary Shares of GlaxoSmithKline plc.


31 July 2003                Abacus (GSK) Trustees Limited, as trustee of the
                            GlaxoSmithKline Employee Trust, ("the GSK Trust"), transferred 3,158 Ordinary Shares in the Company on behalf of participants in the Glaxo Wellcome
                            International Share Option Plan.

31 July 2003                The GSK Trust transferred 3,519 Ordinary Shares in
                            the Company on behalf of participants in the Glaxo
                            Group Option Plan.

31 July 2003                The GSK Trust sold 4,050 Ordinary Shares in the
                            Company on behalf of participants in the SmithKline Beecham Mid Term Incentive Plan at a price of(pound)11.86 per share.

31 July 2003                The GSK Trust transferred 10,310 Ordinary Shares
                            in the Company on behalf of participants in the SmithKline Beecham Mid Term Incentive Plan.

31 July 2003                The GSK Trust transferred  22,038  Ordinary Shares
                            in the Company to participants in the SmithKline
                            Beecham Employee Share Option Plan 1991.

1 August 2003               The GSK Trust transferred 3,022 Ordinary Shares in
                            the Company of participants in the SmithKline
                            Beecham Employee Share Option Plan 1991.


The Company was advised of these transactions on 1 August 2003 and 4 August
2003.

The GSK Trust is a discretionary trust of which all employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. Two of the Company's directors, Dr J-P Garnier and Mr J D Coombe are therefore interested in the shares held in the GSK Trust from time to time in the same way as other employees or former employees of GlaxoSmithKline plc and its subsidiaries.

S M Bicknell
Company Secretary

4 August 2003